UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 1, 2021

Isos Acquisition Corporation
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40142	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

55 Post Road West, Suite 200

Westport, CT 06880

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 554-5641

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share, par value $0.0001 per share, and one-third of one Redeemable Warrant	ISOS.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	ISOS	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	ISOS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement

On July 1, 2021, Isos Acquisition Corporation, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation, “Isos”), entered into a business combination agreement (the “Business Combination Agreement”) by and between Isos and Bowlero Corp. (“Bowlero”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Bowlero will merge with and into Isos, with Isos surviving (the “Merger” and such surviving entity, the “Surviving Company”) upon the closing of the Business Combination (the “Closing”). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Isos and Bowlero.

Consideration and Structure

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”):

(a) Each share of Bowlero’s preferred stock, par value $0.0001 per share (the “Bowlero Preferred Stock”), issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by Bowlero as treasury stock, shares owned by Isos or dissenting shares) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Per Share Preferred Stock Cash Consideration. The “Per Share Preferred Stock Cash Consideration” is an amount in cash equal to the Series A Per Share Liquidation Preference as of the Effective Time. The “Series A Per Share Liquidation Preference” is defined in the certificate of incorporation of Bowlero.

(b) Each share Bowlero’s common stock, par value $0.0001 per share (the “Bowlero Common Shares”), issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by Bowlero as treasury stock, shares owned by Isos or dissenting shares) will be cancelled and converted into the right to receive:

(i) the contingent right to receive a number of Earnout Shares (as defined below);

(ii) (A) if the holder of such share of Bowlero Common Shares makes a proper and timely election in accordance with the Business Combination Agreement to receive cash (a “Cash Election”) with respect to such share of Bowlero Common Shares, which election has not been revoked pursuant to the Business Combination Agreement (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Election Consideration”); provided, however, that if (w) the sum of the aggregate number of dissenting shares and the aggregate number of Cash Electing Shares, multiplied by (x) the Per Share Cash Election Consideration (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Election Consideration Cap, the amount of cash payable in respect of each Cash Electing Share shall be proportionally reduced and the holder of such Cash Electing Share will receive shares of Applicable Surviving Company Common Stock equal to the value of such reduced amount in lieu of cash; and

(B) if the holder of such share makes a proper election to receive shares of Applicable Surviving Company Common Stock (a “Stock Election”) with respect to such share of Bowlero Common Shares, which election has not been revoked pursuant to Business Combination Agreement, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in the Business Combination Agreement, the Per Share Stock Consideration; and

(iii) the Per Share Forfeited Share Consideration.

Notwithstanding the foregoing, certain shares of Bowlero Common Shares held by A-B Parent LLC (“Atairos”) shall be converted, in the aggregate, into the right to receive a number of shares of Series A convertible preferred stock (the “Acquiror Preferred Stock”) having an aggregate initial liquidation preference equal to $105,000,000.

“Applicable Surviving Company Common Stock” is (i) with respect to Thomas F. Shannon and TS and its Affiliates, Surviving Company Class B Common Stock, and (ii) with respect to all other holders of Bowlero Common Shares, Surviving Company Class A Common Stock.

“Cash Election Consideration Cap” is the sum of (a) $289,000,000, plus (b) the amount, if any, by which (i) the Option Election Consideration Cap (as defined below) exceeds (ii) the aggregate Option Spread (as defined below) of the Cash Electing Options, minus (c) the product of (i) 95% multiplied by (ii) the Redemption Amount as such sum may be adjusted for any election made by Bowlero pursuant to the Business Combination Agreement.

“Company Outstanding Shares” is the total number of issued and outstanding shares of Bowlero Common Shares as of immediately prior to the Closing, plus the total number of shares of Bowlero Common Shares issuable upon the exercise of all Participating Company Options (as defined in the Business Combination Agreement) using the treasury method of accounting.

“Equity Value” is $1,601,053,751.89.

“Per Share Forfeited Share Consideration” is (a) with respect to each share of Bowlero Common Shares owned by Atairos as of immediately prior to the Effective Time, a number of shares of Applicable Surviving Company Common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Bowlero Common Shares owned by Atairos, (b) with respect to each share of Bowlero Common Shares held by TS or Thomas F. Shannon as of immediately prior to the Effective Time, a number of shares of Applicable Surviving Company Common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Bowlero Common Shares held by TS or Thomas F. Shannon as of immediately prior to the Effective Time; and (c) with respect to each share of Bowlero Common Shares held by any other Person, 0.

“Per Share Merger Consideration Value” is (a) the Equity Value divided by (b) the Company Outstanding Shares.

“Per Share Stock Consideration” is a number of shares of Applicable Surviving Company Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) ten (10).

“Redemption Amount” is an amount determined by Bowlero up to the amount, if any, by which the Closing Acquiror Cash (as defined in the Business Combination Agreement) is less than $600,000,000

“Surviving Company Class A Common Stock” is the common stock of the Surviving Company, $0.0001 par value per share, designated as Class A Common Stock in the Acquiror Certificate of Incorporation.

“Surviving Company Class B Common Stock” is the common stock of the Surviving Company, $0.0001 par value per share, designated as Class B Common Stock in the Acquiror Certificate of Incorporation.

“TS” is Cobalt Recreation LLC, a Delaware limited liability company.

(c) Each share of Bowlero Preferred Stock and Bowlero Common Shares held in the treasury of Bowlero and each share of Bowlero Common Shares held by Isos will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

(d) Each Participating Company Option shall have the opportunity to elect whether to receive cash or Applicable Surviving Company Common Stock in exchange for such Participating Company Option or whether to have the Surviving Company assume such Participating Company Option. At the Effective Time, each Participating Company Option that is outstanding immediately prior to the Effective Time and that will not be assumed by the Surviving Company pursuant to the Business Combination Agreement (each a “Cancelled Option”) shall be cancelled in exchange for the right to receive (i) the contingent right to receive a number of Earnout Shares following the Closing and (ii) either (A) if the holder of the Cancelled Option elects to receive Cash (an “Option Cash Election” with respect to such Cancelled Option (each such Cancelled Option, a “Cash Electing Option”), an amount in cash for such Cash Electing Option, without interest, equal to the Option Spread with respect to such Cash Electing Option, except that if the aggregate Option Spread with respect to all Cash Electing Options exceeds the Option Election Consideration Cap, then the amount of cash payable with respect to such Cash Electing Option shall be reduced on a prorated basis, and the amount of such Option Spread that is not payable in cash due to such reduction shall be paid to such holder in a number of validly issued, fully paid and nonassessable shares of Applicable Surviving Company Common Stock equal to (x) such amount that is not payable in cash divided by (y) $10; or (B) if the holder of the Cancelled Option elects to receive Applicable Surviving Company Common Stock (an “Option Stock Election”) with respect to such Participating Company Option, or the holder thereof fails to make an Option Cash Election or Option Stock Election with respect to such Cancelled Option, a number of validly issued, fully paid and nonassessable shares of Applicable Surviving Company Common Stock equal to (x) the Option Spread with respect to such Cancelled Option divided by (y) $10. Notwithstanding the foregoing, at the Effective Time, certain Company Options (as defined in the Business Combination Agreement) held by management of Bowlero will be cancelled without payment to the holder thereof.

“Option Election Consideration Cap” is (a) $20,000,000.00 minus (b) the product of (i) 5% multiplied by (ii) the Redemption Amount, as adjusted for any election made by Bowlero pursuant to the Business Combination Agreement; provided that if any Participating Company Options are exercised prior to the Closing, the dollar amount set forth in clause (a) shall be reduced in proportion to the total number of Bowlero Common Shares underlying such exercised Participating Company Options (calculated using the treasury method of accounting) relative to the total number of Bowlero Common Shares underlying all Participating Company Options outstanding on the date of the Business Combination Agreement (calculated using the treasury method of accounting), and the dollar amount set forth in clause (a) of the Cash Election Consideration Cap shall be increased by a corresponding dollar amount.

“Option Spread” is with respect to a Participating Company Option, the product of (a) the number of Bowlero Common Shares subject to such Participating Company Option immediately before the Effective Time multiplied by (b) the excess of (i) the Per Share Merger Consideration Value over (ii) the per share exercise price of such Participating Company Option.

(e) Each Participating Company Option that is outstanding immediately prior to the Effective Time for which the holder has elected to have assumed by the Surviving Company, shall be assumed by the Surviving Company and converted into an option to purchase shares of Applicable Surviving Company Common Stock and the contingent right to receive a number of Earnout Shares following the Closing (with the number of shares of Applicable Surviving Company Common Stock subject to the converted option and the per share exercise of the converted option adjusted in a manner that is intended to preserve the Option Spread of the Participating Company Option).

(f) Each share of Class A common stock of Isos issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of the Surviving Company Class A Common Stock and each share of Acquiror Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of Preferred Stock of the Surviving Company.

In addition to the foregoing consideration, Bowlero stockholders and holders of Participating Company Options shall be entitled to receive, as additional consideration, and without any action on behalf of Isos or its stockholders, additional Company New Shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the fifth anniversary of the Closing (the “Earnout Period”): (a) 10,375,000 Earnout Shares, if the closing share price of Surviving Company Class A Common Stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period that occurs after the Closing Date and (b) 10,375,000 Earnout Shares, if the closing share price of Surviving Company Class A Common Stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period. During the Earnout Period, if the Surviving Company experiences an Acceleration Event (as defined as defined in the Business Combination Agreement), then any Earnout Shares that have not been previously issued by the Surviving Company (whether or not previously earned) to the Bowlero stockholders or holders of Participating Company Options will be deemed earned and issued by the Surviving Company as of immediately prior to the Acceleration Event, unless, in the case of an Acceleration Event that is a Change of Control (as defined in the Business Combination Agreement), the value of the consideration to be received by the holders of Applicable Surviving Company Common Stock in such Change of Control transaction is less than the applicable stock price thresholds described above. If the consideration received in such Acceleration Event is not solely cash, the Board of the Surviving Company will determine the treatment of the Earnout Shares.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by the Isos’s stockholders and the fulfilment of other customary closing conditions.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of ISOS, Bowlero and its subsidiaries during the period between execution of the Business Combination Agreement and Closing and covenants with respect to not soliciting or engaging in discussions with respect to alternative transactions. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and Article XI of the Business Combination Agreement. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate the Business Combination. Each of the parties to the Business Combination Agreement has agreed to cooperate to prepare and file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which shall also contain a proxy statement. Isos has agreed to take all necessary actions to domesticate as a Delaware corporation effective immediately prior to Closing. Isos has agreed to use its reasonable best efforts to cause all shares of Acquiror Class A Common Stock to be listed on the New York Stock Exchange.

Conditions to Closing

Under the Business Combination Agreement, the obligations of each of Bowlero and Isos to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others: (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder relating to the Business Combination having been expired or been terminated; (ii) no order or law or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination Agreement being in effect; (iii) Isos having completed, in accordance with the terms of the Business Combination Agreement and the Proxy Statement (as defined in the Business Combination Agreement), an offer to shareholders of Isos to have their Class A Common Stock in Isos redeemed for consideration, (iv) after giving effect to the transaction contemplated by the Business Combination Agreement, the Company having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a5-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon consummation of the Business Combination, (v) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by Isos’s Stockholders (the “Required Isos Stockholder Vote”), (vi) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by Bowlero’s stockholders (the “Required Bowlero Stockholder Vote”), (vii) the registration statement/proxy statement to be filed by Isos relating to the Business Combination Agreement and the Business Combination becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by the SEC and remaining in effect with respect to the registration statement/proxy statement to be filed by Isos relating to the Business Combination Agreement and the Business Combination, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; (viii) Isos’s initial listing application with the New York Stock Exchange in connection with the Business Combination having been approved (subject to notice of issuance and the requirement to have a sufficient number of round lot holders); (ix) the Acquiror Certificate of Incorporation, shall have been filed with the Secretary of State of the State of Delaware, and Isos shall have adopted the Acquiror Bylaws (each as defined in the Business Combination Agreement), (x) the Preferred COD (as defined in the Business Combination Agreement) shall have been filed with the Secretary of State of the State of Delaware and (xi) Bowlero and Isos shall have received the Tax Opinion (as defined in the Business Combination Agreement).

The obligation of Isos to consummate the Business Combination is also subject to the satisfaction or waiver of certain other closing conditions, including (i) the representations and warranties of Bowlero being true and correct to the standards applicable to such representations and warranties, (ii) each of the covenants of Bowlero having been performed or complied with in all material respects, (iii) the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement) and (iv) the delivery of customary closing certificates.

In addition, the obligation of Bowlero to consummate the Business Combination is also subject to the satisfaction or waiver of other closing conditions, including, but not limited to, (i) the representations and warranties of Isos being true and correct to the standards applicable to such representations and warranties, (ii) each of the covenants of Isos having been performed or complied with in all material respects, (iii) the delivery of customary closing certificates, (iv) Isos’s compliance with certain requirements of the Existing First Lien Credit Agreement (as defined in the Business Combination Agreement) in connection with the Business Combination, (v) the absence of an Acquiror Material Adverse Effect (as defined in the Business Combination Agreement), (vi) receipt of resignations of certain directors and officers of Isos, (vii) the Closing Acquiror Cash (as defined in the Business Combination Agreement) being equal to or exceeding $520,000,000 and (viii) the composition of the post-Business Combination board of directors and officers.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, but not limited to, (i) by the mutual written consent of Isos and Bowlero; (ii) by Isos, (A) subject to certain exceptions, if any of the representations or warranties made by Bowlero are not true and correct or if Bowlero fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of Isos would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (1) thirty (30) days after written notice thereof, and (2) February 1, 2022 (the “Termination Date”), (B) the Unaudited Interim Financial Statements (as defined in the Business Combination Agreement) shall not have been delivered to Isos by Bowlero on or before November 1, 2021, (C) if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate primarily caused the failure to consummate the transactions contemplated by the Business Combination Agreement, and (D) if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; (iii) by Bowlero, (A) subject to certain exceptions, if any of the representations or warranties made by Isos are not true and correct or if Isos fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of Bowlero would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (1) thirty (30) days after written notice thereof, and (2) the Termination Date, (B) if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate primarily caused the failure to consummate the transactions contemplated by the Business Combination Agreement, and (C) if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; (iv) by either Isos or Bowlero, if the Required Isos Stockholder Vote is not obtained; (v) by Isos, if Bowlero does not deliver, or cause to be delivered to Isos, the Bowlero stockholder written consent when required under the Business Combination Agreement; and (vi) by Bowlero, in the event of an Acquiror Change of Recommendation.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability with respect to the other party to the Business Combination Agreement or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement. The Business Combination Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Common and Preferred PIPE Offerings

Contemporaneously with the execution of the Business Combination Agreement, Isos entered into separate subscription agreements (each, a “Common Subscription Agreement”) with a number of subscribers (each a “Common Subscriber”), including Isos’s Co-Chief Executive Officers, George Barrios and Michelle Wilson, and LionTree Partners LLC (“LionTree”), pursuant to which, substantially concurrent with the Closing of the Merger, the Common Subscribers agreed to purchase, and Isos agreed to sell to the Common Subscribers, an aggregate of 15 million shares of Class A common stock (the “Common PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $150.0 million (the “Common PIPE Offering”), with the Common Subscription Agreements of George Barrios, Michelle Wilson and LionTree accounting for an aggregate of $5.0 million of the Common PIPE Offering.

In addition, Isos also contemporaneously entered into separate subscription agreements (each, a “Preferred Subscription Agreement” and together with the Common Subscription Agreements, the “Subscription Agreements”) with a number of subscribers (each, a “Preferred Subscriber”), pursuant to which, substantially concurrent with the Closing of the Merger, the Preferred Subscribers agreed to purchase, and Isos agreed to sell to the Preferred Subscribers, an aggregate of 95,000 shares of Acquiror Preferred Stock (the “Preferred PIPE Shares”), for a purchase price of $1,000.00 per share and an aggregate purchase price of $95.0 million (the “Preferred PIPE Offering” and together with the Common PIPE Offering, the “PIPE Offerings”).

The closings of the PIPE Offerings pursuant to the Subscription Agreements are contingent upon, among other customary closing conditions, the substantially concurrent Closing.

Pursuant to the Subscription Agreements, Isos agreed that, within 30 calendar days after the Closing, Isos will file with the SEC (at Isos’s sole cost and expense) a registration statement registering the resale of the Common PIPE Shares and the Class A common stock underlying the Preferred PIPE Shares, and Isos will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies Isos that it will “review” the registration statement) following the Closing and (ii) the second business day after the date Isos is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Forms of the Common Subscription Agreement and Preferred Subscription Agreement, respectively, are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K, and the foregoing descriptions thereof are qualified in their entirety by reference to the full text of the Common Subscription Agreement or the Preferred Subscription Agreement, respectively.

Designation of Acquiror Preferred Stock

The Acquiror Preferred Stock will rank senior to the Applicable Surviving Company Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. Upon a liquidation, dissolution or winding up of the Company, each share of Acquiror Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the purchaser (the “Liquidation Preference”), plus all accrued and unpaid dividends and (ii) the amount that the holder of Acquiror Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Acquiror Preferred Stock were converted into Surviving Company Class A Common Stock.

The Holders will be entitled to dividends on the Liquidation Preference at the rate of 5.5% per annum, which will be accreted into the Liquidation Preference on a semi-annual basis. The Holders are also entitled to participate in dividends declared or paid on the Surviving Company Class A Common Stock on an as-converted basis.

Each Holder will have the right, at its option, to convert its Acquiror Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Surviving Company Class A Common Stock at a conversion price equal to approximately $13.00 per share. The conversion price will be subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The Company has the right to settle any conversion at the request of a Holder in cash.

At any time on or following the second anniversary of the issuance of the Acquiror Preferred Stock, subject to certain conditions, the Company may, at its option, require conversion of all of the outstanding shares of Acquiror Preferred Stock to Surviving Company Class A Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Company notifies the Holders of the election to convert, the closing price of the Surviving Company Class A Common Stock is at least 130% of the conversion price.

The Holders generally will be entitled to vote with the holders of the shares of Surviving Company Class A Common Stock on all matters submitted for a vote of holders of shares of Surviving Company Class A Common Stock (voting together with the holders of shares of Surviving Company Class A Common Stock as one class) on an as-converted basis. Additionally, certain matters will require the approval of the majority of the outstanding Acquiror Preferred Stock, voting as a separate class, including (i) the authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (ii) amendments, modifications or repeal of any provision of the Surviving Company’s Certificate of Incorporation or of the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the Acquiror Preferred Stock, (iii) certain business combinations and binding or statutory share exchanges or reclassification involving the Acquiror Preferred Stock unless such events do not adversely affect the rights, preferences or voting powers of the Acquiror Preferred Stock and (iv) certain transactions with affiliates.

If the Company undergoes a Fundamental Change (as defined in the Certificate of Designations), the Company will be required to offer to repurchase all of its then-outstanding shares of Acquiror Preferred Stock for cash consideration equal to the Liquidation Preference plus accumulated and unpaid dividends; provided that, in respect of any Fundamental Change for which the effective date occurs prior to October 4, 2024, the related repurchase date shall not occur prior to the business day immediately succeeding the latest termination date of Bowlero’s existing credit facilities.

If a “Make-Whole Fundamental Change” (as defined in the Certificate of Designations) occurs, the Company will in certain circumstances increase the Conversion Rate for a specified period of time. The amount of such increase will be based on the effective date of the applicable Make-Whole Fundamental Change and the Stock Price (as defined in the Certificate of Designations) at the time of the applicable Make-Whole Fundamental Change. The maximum Conversion Rate in connection with a Make-Whole Fundamental Change is 100.000 shares of Surviving Company Class A Common Stock per $1,000 Liquidation Preference (assuming no other adjustments to the Conversion Rate).

The foregoing summary of the terms of the Acquiror Preferred Stock is qualified in its entirety by reference to the form of Certificate of Designations, which is attached hereto as Exhibit C to the Business Combination Agreement that is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Forward Purchase Contract

Contemporaneously with the execution of the Business Combination Agreement, Isos entered into an Amended and Restated Forward Purchase Contract with the subscribers named therein which amended and restated the Forward Purchase Contract dated March 2, 2021, pursuant to which, among other things the subscribers agreed to increase the number of Isos units they are required to purchase on closing of Isos’s initial business combination to ten million units (for an aggregate purchase price of $100.0 million), and in connection with which Isos agreed to pay to certain subscribers a fee equal to an aggregate of $3.0 million, payable upon Closing.

The Amended and Restated Forward Purchase Contract is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Amended and Restated Forward Purchase Contract.

Stockholder Support Agreement

Following the execution of the Business Combination Agreement, Bowlero and Isos entered into a Stockholder Support Agreement with Atairos and TS (together, the “Supporting Stockholders”), pursuant to which (i) Atairos agreed to execute and deliver a written consent to Bowlero, no later than the third business day following the date that Isos’ registration statement on Form S-4 becomes effective, in respect of all shares of Bowlero owned by Atairos in favor of the Merger and approving the Business Combination Agreement and the transactions contemplated thereby, and voting against any Company Acquisition Proposal (as defined in the Business Combination Agreement) and any other action that would reasonably be expected to materially impede or delay the Merger or the transactions contemplated by the Business Combination Agreement, and (ii) the Supporting Stockholders agreed to waive any rights of appraisal and dissenters’ rights relating to the Merger. The Stockholder Support Agreement also contains restrictions on transfers of the shares of Bowlero held by the Supporting Stockholders and provides that TS will make a Stock Election (as defined in the Business Combination) with respect to all shares of Bowlero common stock held by it and that Atairos will make a Cash Election (as defined in the Business Combination) for its shares of Bowlero common stock up to 100% of the Cash Election Consideration Cap (as defined in the Business Combination) and a Stock Election with respect to its remaining shares of Bowlero common stock.

The form of Stockholder Support Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Stockholder Support Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Isos entered into a Sponsor Support Agreement with the Sponsor, LionTree and Bowlero, pursuant to which, among other things the Sponsor and LionTree each agreed: (i) to vote any shares of Isos in favor of the Transactions, (ii) not to redeem any shares of Isos in connection with the stockholder redemption, (iii) to waive its anti-dilution rights with respect to its Class B ordinary shares, par value $0.0001 per share under Isos’s memorandum & articles of association, (iv) to comply with its obligations under the letter agreement dated as of March 2, 2021 (the “Insider Letter”), by and among Isos, the Sponsor and LionTree, (v) to be subject to a lock-up period of twelve months following the Closing, as further provided in the Sponsor Support Agreement, and (vi) to forgive certain indebtedness owing by Isos to the Sponsor or LionTree at the Closing in excess of $1.5 million, in the aggregate.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor and LionTree will forfeit for cancellation certain of their Class B ordinary shares upon Closing, and certain of their Class B ordinary shares and private placement warrants will unvest at Closing and will revest only to the extent the closing price of Class A common stock exceeds the triggers set forth in the Sponsor Support Agreement prior to the fifth anniversary of the Closing (with any shares and/or warrants unvested as of such date being forfeited and cancelled, which triggers are the sae as apply to Earnout Shares).

The form of Sponsor Support Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Lock-Up Agreement

Contemporaneously with the execution of the Business Combination Agreement, Isos and Bowlero entered into Lock-Up Agreements (each a “Lock-Up Agreement”) with Bowlero’s existing stockholders, pursuant to which the securities of the Surviving Company held by such stockholders following Closing will be locked-up and subject to transfer restrictions, subject to certain exceptions. The securities held by such stockholders will be locked-up until the earlier of: (i) the 180 day anniversary of the Closing, (ii) the date on which the closing price of the Surviving Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period following the Closing; provided that if such condition is satisfied prior to the 90 day anniversary of the Closing, such condition shall only be deemed to be satisfied on the 90 day anniversary of the Closing, and (iii) the date on which the Surviving Company consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of Isos’s stockholders having the right to exchange their shares of common stock of the Surviving Company for cash, securities or other property.

A form of the Lock-Up Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Registration Rights Agreement

Contemporaneously with the execution of the Business Combination Agreement, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain securityholders of Bowlero, including the Supporting Stockholders, and certain of its stockholders (the “Registration Rights Holders”) that will be effective upon the Closing.

Following the Closing, subject to several exceptions, including the Company’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Registration Rights Holders may require that the Company register for public resale under the Securities Act all shares of Class A common stock that they request to be registered at any time, subject to the restrictions in the Lock-Up Agreements, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

If the Company becomes eligible to register the sale of its securities on Form S-3 under the Securities Act, the Registration Rights Holders have the right to require the Company to register the sale of the Common Stock held by them on Form S-3, subject to offering size and other restrictions. The Registration Rights Holders also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

If the Company proposes to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by the Company or at the request of the Registration Rights Holders), the Company will be required to use its reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by the Company.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

A form of the Registration Rights Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Item 3.02.	Unregistered Sales of Equity Securities

The disclosure set forth above under the headings “Common and Preferred PIPE Offerings” and “Amended and Restated Forward Purchase Contract” in Item 1.01 of this Current Report on Form 8-K are incorporated by reference into this Item 3.02. The shares of Class A common stock to be issued pursuant to the Common Subscription Agreements and the Series A convertible preferred stock to be issued pursuant to the Preferred Subscription Agreements and the units (or other securities) to be issued pursuant to the Amended and Restated Forward Purchase Contract are not to be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure

On July 1, 2021, Isos and Bowlero issued a joint press release announcing the execution of the Business Combination Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of Isos, Bowlero or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation that will be used by Isos and Bowlero with respect to the transactions contemplated by the Business Combination Agreement.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Isos under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Isos and Bowlero. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Isos intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all stockholders of Isos. Isos also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Isos are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Isos through the website maintained by the SEC at www.sec.gov as well as online at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos and Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Isos’s stockholders in connection with the proposed transaction. Information about Isos’s directors and executive officers and their ownership of Isos’s securities is set forth in Isos’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Isos or Bowlero, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and Isos. Such forward-looking statements include, but are not limited to, statements regarding the closing of the combination and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, and future business plans of the Bowlero and Isos management teams, including Bowlero’s offerings, revenue growth and financial performance, facilities, product expansion and services. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Isos and Bowlero. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Isos’s securities, (ii) the risk that the transaction may not be completed by Isos’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Isos, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of Isos, the satisfaction of the minimum trust account amount following any redemptions by Isos’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE Offerings, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vii) the effect of the announcement or pendency of the transaction on Bowlero’s business relationships, operating results, and business generally, (viii) the unprecedented impact of the coronavirus on our business and operations and the related impact on our ability to access other funding sources; (ix) the duration of government-mandated and voluntary shutdowns and restrictions; (x) the speed with which our bowling centers safely can be reopened and the level of customer demand following reopening; (xi) the economic impact of the coronavirus and related disruptions on the communities we serve; (xii) our overall level of indebtedness; (xiii) general business and economic conditions, including as a result of the coronavirus; (xiv) the impact of competition; (xv) the seasonality of Bowlero’s business; (xv) adverse weather conditions; (xvi) guest and employee complaints and litigation; (xvii) labor costs and availability; (xvii) changes in consumer and corporate spending, including as a result of the coronavirus; (xviii) changes in demographic trends; and (xix) changes in governmental regulations. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty, particularly in Bowlero’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Isos’s Registration Statement on Form S-1, the registration statement that will include a proxy statement/prospectus on Form S-4 (when filed) and other documents filed by Isos from time to time with the SEC (including Isos’s quarterly filings). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Bowlero and Isos assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Bowlero nor Isos gives any assurance that either Bowlero or Isos will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation and Bowlero Corp.
10.1	Form of Common Subscription Agreement.
10.2	Form of Preferred Subscription Agreement
10.3	Amended and Restated Forward Purchase Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation and the subscribers named therein.
10.4	Form of Stockholder Support Agreement.
10.5	Form of Sponsor Support Agreement.
10.6	Form of Lock-Up Agreement.
10.7	Form of Registration Rights Agreement.
99.1	Joint Press Release, dated July 1, 2021.
99.2	Form of Investor Presentation.

*	Certain exhibits and the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Isos agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, the Registrant may request confidential treatment of omitted items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISOS ACQUISITION CORPORATION

By:	/s/ George Barrios
	Name:	George Barrios
	Title:	Co-Chief Executive Officer

By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Co-Chief Executive Officer

Dated: July 1, 2021